Organigram Reports Record Net Revenue of $12.4 Million Up 287% Sequentially
Quarter-over-Quarter; Adjusted Gross Margin of 71%

  Net revenue growth due to first shipments of adult-use recreational product during the period
  Consists of gross revenue of $14.4 million less excise taxes and returns of $2.0 million
  Adjusted Gross Margin (a non-IFRS measure)1 equal to $8.8 million up from $1.6 million in prior quarter
  Cash cost of cultivation (a non-IFRS measure)1 equal to $0.56/dried flower equivalent gram ($0.74 “all-in” including non-cash costs) down from $0.62 ($0.83 “all-in”) in the prior quarter

MONCTON, JANUARY 28, 2019 - Organigram Holdings Inc. (TSX VENTURE: OGI) (OTCQX: OGRMF), the parent company of Organigram Inc. (the “Company” or “Organigram”), a leading licensed producer of cannabis, is pleased to announce its first quarter results for fiscal 2019. The Company’s fiscal first quarter encompasses operations up to and including November 30, 2018 and as a result, includes the impact on revenue of adult-use recreational cannabis for part of the quarter, which was legalized on October 17, 2018.

“The first quarter of 2019 is just the start of what we expect to be a year of tremendous growth,” said Greg Engel, the Company’s Chief Executive Officer. “We’ve always believed the Moncton Campus would be a competitive advantage for us being able to produce high-quality indoor-grown product at low cash cost of cultivation. Our first quarter results confirmed that as we reported an adjusted gross margin of  71%.”

The Company’s net revenue for the quarter was limited by post-harvest (extraction, packaging, excising and labelling) capabilities which it aggressively looks to augment and gain greater efficiencies on.

“While we continue to work hard to take advantage of our enviable inventory build to drive increased sales we are already well underway preparing for the derivative and edibles launch during the fall of  2019,” remarked Greg.

Note: financial figures relating to prior periods have been restated due to the reclassification of discontinued operations and the reclassification of shipping expense from selling and marketing expense to cost of sales.

Select Highlights for the First Quarter of Fiscal 2019

  The Company is proud to report record net sales from continuing operations for the three months ended November 30, 2018 (Q1’2019) of $12.4 million, up 419% from $2.4 million in Q1’2018, and up 287% from $3.2 million in Q4’2018.

  Gross margin increased to $51.7 million in Q1’2019 from $1.3 million in Q1’2018 and $32.5 million in Q4’2018. Excluding fair value adjustments on biological assets (“adjusted gross margin”) these figures would be $8.8 million, $0.6 million, and $1.6 million, respectively.

  Gross margin percentage, excluding fair value adjustments on biological assets, increased to a record 71% during Q1’19 compared to 25% in the prior year comparative quarter and 50% in
  Q4’2018.

  Reported net income from continuing operations was $29.5 million, or $0.195 per share on a diluted basis, for Q1’2019, up from a net loss of $(1.2) million, or $(0.012) per share on a diluted basis, in Q1’2018, and net income of $18.0 million, or $0.152 per share on a diluted basis, in
  Q4’2018.

  Free cash flow, a non-IFRS financial measure1 defined by the Company as net income before income tax, depreciation, share-based compensation, and the fair value adjustment to biological assets and inventory, was positive for the first time at $2.9 million for Q1’2019 versus $(0.7) million for the prior year comparative quarter and $(3.6) million for Q4’2018.

Outlook

  Fiscal 2019 sales will continue to be dominated by adult-use recreational revenue and Q2’19 will represent the first full quarter of adult-use recreational sales for the Company.

  The Company is almost two months into Q2 and expects net revenue for the quarter to be at least twice that of Q1 but reminds investors that actual net revenue sales may deviate materially from forecasts.2

  The Company reported inventories of $91.4 million up from $45.0 million at year-end August 31, 2018. Organigram continues to build inventories as it continues to ramp up its packaging, labelling, extraction and excise stamping capabilities.

  The Company is also actively looking at outsourcing part of its “available for extraction” inventory balance as it represented approximately $38.0 of the $91.4 million inventory balance at quarter- end.

  The budget for Phase 4 of the Moncton Campus expansion has increased from the original $110 estimate to $120 to $125 million due to increased cost of steel, timing of winter construction, and expedited timelines. Phase 4A is expected to come online in April 2019 with 31 grow rooms, 4B in August 2019 with 32 grow rooms, and 4C in the Fall of 2019 with 29 grow rooms bringing the
  Company’s target production capacity to 62,000 kg/yr, 89,000 kg/yr, and 113,000 kg/yr, respectively. The Company had spent approximately $37 million on Phase 4 by the end of Q1’19.3

Operational Highlights (includes events after quarter-end)

Sales and Marketing

  Q1’2019 was the strongest sales quarter for Organigram yet. With the launch of the adult-use recreational market coupled with ongoing medical sales, the Company not only experienced its highest sales quarter of all time, it also surpassed in a single quarter what it has historically done in an entire year of sales on the medical side.

  The Company is currently focused on becoming an official supplier in the province of Quebec which, if completed, would secure distribution for Organigram in all 10 provinces.

  The Company continues to build its sales infrastructure with a high-quality sales team including field sales representatives and sales management to help to work with retailers and educate staff at the retailer level on Organigram’s various brands.

  Looking forward, the Company will continue to expand production capacity and to make preparations for the introduction of a range of derivative based products, including edibles and vaporizable products.

Other Milestones and Strategic Initiatives

  Investment in Hyasynth – on September 13, 2018 the Company entered into a strategic investment by way of convertible secured debentures of Hyasynth Biologicals Inc., a biotech company based in Montreal and leader in the field of cannabinoid science and biosynthesis. The initial investment of $5 million can increase up to $10 million upon achievement by Hyasynth of certain funding milestones. Please refer to the press release dated September 13, 2018 for further details on this transaction.

  Investment in Eviana – on October 2, 2018 the Company completed a $5 million private placement senior unsecured convertible debenture investment in Eviana Health Corporation, a CSE listed company with hemp operations in Serbia. Organigram also entered into an offtake agreement with Eviana, whereby Organigram has the right, but not the obligation, to purchase up to and including 25% of Eviana’s annual CBD production for a period of five years from when it is first made commercially available by Eviana at 95% of the agreed raw CBD oil wholesale market price. Please refer to the press release dated October 2, 2018 for further details on this transaction.

  Investment in Alpha-Cannabis Germany - on October 17, 2018 the Company announced a definitive agreement whereby the Company makes a €1.625 million (approximately $2.44 million CAD) investment in Alpha-Cannabis Germany paid in cash with another €875,000 (approximately $1.35 million CAD) payable in the form of Organigram shares on the achievement of certain milestones. Please refer to the press release dated October 17, 2018 for further details on this transaction.

  On January 21, 2019, the Company entered into an agreement with 1812 Hemp, a New Brunswick based industrial hemp research company to secure supply and support research and development on the genetic improvement of hemp through traditional plant breeding methods. As part of the deal Organigram has access to approximately 6,000 kg of dried hemp flower harvested in the fall of 2018, which it intends to purchase and begin to send for extraction within the first calendar quarter of 2019.

Financial Highlights

The following results include sales to the adult-use recreational market, which began in September to meet demand for the launch on October 17, 2018.

Summary of Financial Results

(in CAD $000s except for per share				% Change	% Change
amounts)	Q1-2019	Q4-2018	Q1-2018	vs Q4-2018	vs Q1-2018

Gross revenue	$14,484	$3,205	$2,400	352%	504%
Sales recovery (returns)	(5)	8	(1)	-163%	n/m
Excise taxes	(2,040)	-	-	n/m	n/m
Net revenue	12,439	3,213	2,399	287%	419%
Cost of sales (incl. indirect production)	3,618	1,594	1,804	167%	101%
Gross margin (excluding FV
adjustment) [1]	8,821	1,619	595	375%	1,383%
FV adjust on bio assets and inventories	42,925	30,846	722	39%	5,845%
Gross margin	51,746	32,465	1,317	58%	3,829%

General and administrative	2,171	1,601	921	36%	136%
Sales and marketing	2,357	2,088	923	1%	155%
Share-based compensation (non-cash)	972	1,172	746	-17%	30%
Total expenses	5,500	4,861	2,590	8%	112%

Income (loss) from continuing operations

Net financing costs and investment
(income)	3,944	3,860	(44)	2%	n/m
Income tax expense	12,785	5,653	-	126%	n/m
Net income (loss) from continuing
operations	29,517	18,091	(1,229)	63%	n/m
Loss from discontinued operations	(38)	(74)	(173)	-49%	-78%
Net income (loss) and comprehensive
income	$29,479	$18,017	$(1,402)	64%	n/m

Net income (loss) from continuing
	$0.231	$0.157	$(0.012)	47%	n/m
operations per common share, basic
Net income (loss) from continuing
	$0.195	$0.152	$(0.012)	29%	n/m
operations per common share, diluted

Net income (loss) from discontinued
	$(0.000)	$(0.001)	$(0.002)	-70%	n/m
operations per common share, basic

(in CAD $000s except for per share				% Change	% Change
amounts)	Q1-2019	Q4-2018	Q1-2018	vs Q4-2018	vs Q1-2018

Net income (loss) from discontinued
	$(0.000)	$(0.001)	$(0.002)	-70%	n/m
operations per common share, diluted

Selected Balance Sheet Highlights and Financial Position

(in $000 except for per share amounts)	November 30, 2018	August 31, 2018	% Change

Cash and short-term investments	$95,949	$130,064	-26%
Biological assets	26,345	19,858	33%
Inventories	91,441	44,969	103%
Other current assets	15,785	8,323	90%
Property, plant and equipment	124,838	98,639	27%
Other non-current assets	14,270	714	1,899%
Total assets	$368,628	$302,567	22%

Current liabilities	$15,798	$11,250	40%
Non-current liabilities	119,862	106,723	12%
Total liabilities	135,660	117,973	15%

Shareholders’ equity	232,968	184,594	26%
Total Liabilities and Shareholders’ Equity	$368,628	$302,567	22%

Capital Structure

	Nov-30-2018	Aug-31-2018
(in CAD $000s)
Long-term debt	$12,624	$2,877
Convertible debentures carrying value	85,672	95,866
(with face value in parentheses)	(98,073)	(110,329)
Shareholders’ equity	229,089	184,594
Total long-term debt and shareholders’ equity	$327,385	$283,337

(in 000s)
Outstanding shares	129,551	125,208
Options	7,546	7,710
Warrants	7,197	8,087
Restricted share units	145	145
Convertible debentures (if converted at $5.42)	18,095	20,845
Fully-diluted shares	162,534	161,995

During the three months ended November 30, 2018, approximately $14.9 million of face value of debentures were converted into common shares at a conversion price of $5.42, leaving approximately $98.1 million of the face value of debentures outstanding.

Outstanding share count as at January 25, 2019 is as follows:

(in 000s)
Outstanding shares	129,631
Options	8,429
Warrants	7,197
Restricted share units	940
Convertible debentures (if converted at $5.42)	18,095
Fully-diluted shares	164,292

About Organigram Holdings Inc.

Organigram Holdings Inc. is a TSX Venture Exchange listed company whose wholly owned subsidiary, Organigram Inc., is a licensed producer of cannabis and cannabis-derived products in Canada.

Organigram is focused on producing the highest-quality, indoor-grown cannabis for patients and adult recreational consumers in Canada, as well as developing international business partnerships to extend the company's global footprint. Organigram has also developed a portfolio of legal adult use recreational cannabis brands including The Edison Cannabis Company, Ankr Organics, Trailer Park Buds and Trailblazer. Organigram's primary facility is located in Moncton, New Brunswick and the Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

1The financial information in this news release contains certain financial performance measures that are not defined by and do not have any standardized meaning under IFRS and are used by management to assess the financial and operational performance of the Company. These include but are not limited to target production capacity; cost of cultivation per dried flower harvested (both “cash” and “all-in”); Adjusted gross margin (excluding fair value adjustments); Adjusted net income; Adjusted EBITDA and Free cash flow. The Company believes that these non-IFRS financial measures, in addition to conventional measures prepared in accordance with IFRS, enable investors to evaluate the Company’s operating results, underlying performance and prospects in a similar manner to the Company’s management. These non-IFRS financial performance measures are defined in the places in which they appear. As there are no standardized methods of calculating these non-IFRS measures, the Company’s approaches may differ from those used by others, and accordingly, the use of these measures may not be directly comparable. Accordingly, these non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

This news release contains forward-looking information which involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectations.

2 This news release also contains forward looking financial information related to expected net revenues for Q2 of

Fiscal 2019. This is based on management’s review of fulfilled and existing purchase orders. Management is providing this information to give readers a sense of the Company’s near-term performance in a nascent sales environment and using this information for any other purpose may not be appropriate.

3The forward-looking estimates of additional production capacity and costs related thereto are based on a number of material factors and assumptions including that: the facility size will be as estimated with the same amount of cultivation space being used per grow room for cultivation as in Phases 2 and 3; the ratio of dried flower cultivated per canopy square foot of grow room will be consistent with historical output in the Company’s existing facilities; all grow rooms designated as production rooms will be utilized for their intended purposes (from time to time rooms may be used for other purposes, such as for storage); construction of the facilities will be on time in accordance with the estimates set out above and ready for final inspection by Health Canada in time to meet the target onboarding dates; and costs of construction and its various inputs will remain stable.

Important factors - including the receipt of any required regulatory approvals, the results of financing efforts, facility and technological risks, agricultural risks, supply risks, construction risks, financial risks, facility and technological risks, ability to maintain any required licenses or certifications, changes in law and regulation, industry competition, execution risks related to fulfilment of purchase orders, third party transport risks, crop yields, expected number of users of medical and adult-use recreational cannabis - that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time on SEDAR (see www.sedar.com). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For Investor Relations enquiries, please contact:

Organigram Holdings Inc.

Amy Schwalm
Vice-President, Investor Relations
amy.schwalm@organigram.ca

or

Paolo De Luca
Chief Financial Officer
paolo.deluca@organigram.ca